Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375

February 1, 2011

Mr. Sirimal Mukerjee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Native American Energy Group, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed December 23, 2010 File No. 0-54088

Dear Mr. Mukerjee:

By letter dated January 19, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (“Native American Energy,” the “Company,” “we,” “us,” “our” or “NAEG”) with its further comments on the Company’s Amendment No. 2 to its Registration Statement on Form 10 (the “Registration Statement”) filed on November 16, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We remind you of comment 2 in our letter dated December 14, 2010.  Please tell us why you have not yet filed your quarterly report for the quarter ended September 30, 2010, and tell us when you expect to file such report.

RESPONSE:  We are still waiting for our auditors to complete their review of the Form 10-Q. We will file the Form 10-Q immediately upon the completion of their review.

Business, page 1

History, page 1

2.
We note your response to comment 4 in our letter dated December 14, 2010 that you “believed that [y]our attorney had obtained the necessary consents and approvals” relating to your use of Halstead Energy Corporation’s name, CUSIP number and ticker symbol.  We further note your revised disclosure in the paragraph beginning “As the SEC stated…,” the text of which appears to be derived from an SEC press release dated March 13, 2008.  In the press release, the SEC refers only to “certain persons” and not explicitly to your attorney.  In this regard, please remove this paragraph and any other similar disclosure that may convey the impression that the SEC has concurred with the analysis you assert in your disclosure.

RESPONSE:  We have revised the section entitled “History” on page 1 of the Registration Statement by deleting the entire paragraph beginning with “As the SEC stated….,” and have also revised the disclosures on page 48 so that it does not convey the impression that the Commission has concurred with the analysis asserted in our previous disclosure.

3.
We note your disclosure that in connection with the SEC halt on trading, “management redeemed 10 Halstead shares and currently has 20 shares unaccounted for.”  Please provide, in necessary detail, an analysis as to whether such redemption constituted a “tender offer” under the federal securities laws, and if so, please tell us how you complied with the tender offer rules.

RESPONSE:  As defined by the Commission at http://www.sec.gov/answers/tender.htm, “[a] tender offer involves a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s Section 12 registered equity shares or units for a limited period of time. The offer is at a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares or units.”  Our situation did not involve a tender offer, and thus we are not subject to the tender offer rules because, among other things, neither our Company nor a third party made a broad solicitation to purchase shares of our Company’s common stock.  Rather, it involved a share exchange where our management decided to voluntary exchange 20 shares of our common stock for 20 shares of Halstead common stock to reduce any confusion that may be experienced by agencies such as DTC and facilitate the removal of the global lock that has been placed on our securities.

The background is that Halstead shares were erroneously commingled with our Company’s shares due to the confusion around the CUSIP number and trading symbol resulting from the actions of our then attorney, as described under “History” on page 1 of our Registration Statement. As a result, DTC turned in certificates for shares of Halstead common stock for all its street name positions to our transfer agent.  In turn, our transfer agent, who was under the impression that a corporate action had occurred, delivered shares of our common stock in exchange for the Halstead shares.

We have revised our disclosure to better explain the circumstances under which shares of Halstead were erroneously exchanged for NAEG shares.  Among other things, we removed the language about management redeeming the shares from our disclosure because such statement does not correctly describe what happened.

Pilot Project – Rooftop Installation Underway in Brooklyn, New York, page 10

4.	We note your disclosure that “[g]roundbreaking for construction is anticipated in March 2010” (emphasis added). Please update your disclosure.

RESPONSE:  We have revised the section titled “Pilot Project – Rooftop Installation in Brooklyn, New York” on page 10 to correct the year from 2010 to 2011 as it was a typographical error.

Financial Information, page 33

Results of Operations – Administrative, page 34

5.
We note your response to comment 12 in our letter dated December 14, 2010 that your debt conversion agreements and pay-off letters were not filed as exhibits because they were made in the ordinary course of business.  Please provide further analysis as to your belief that such contracts were made in the ordinary course of business in view of your statement that you are “a development-stage energy resource development and management company.”  Please refer to Item 601(b)(10) of Regulation S-K.  In that regard, it does not appear that such contracts ordinarily accompany the kind of business that you conduct.

RESPONSE:  We will file as Exhibit 10.6 to the Registration Statement a Form of Debt Conversion Agreement. We will also file the pay-off letter issued in connection with our equipment lease as Exhibit 10.7 to the Registration Statement.

Montana Oil Development – Beery #2, page 37

6.
We note your response to comment 14 in our letter dated December 14, 2010.  Please provide support for your statement at page 37 that “any production sold off a lease and purchased by a crude oil purchaser is considered ‘economic quantities.”  In addition, please tell us the projected production for the well, and projected costs, including water removal costs.  In that regard, we note your statement at page 37 that you anticipate that production from the Beery #2 well will provide cash flow sufficient to meet minimal operating expenses, service debt and build cash reserves.

RESPONSE:  We have revised the referenced section on page 37 of the Registration Statement by deleting “economic quantities” and instead discussing in such section the commercial viability of the Beery #2 well.

In answer to the Commission’s request for additional information, the estimated production for the Beery #2 well with the addition of the lateral drilling is 250+ barrels of oil per day with no water production.  The estimated capital expenditure for the Beery #2 lateral drilling and completion is $1.4 million.  The estimated lease operating expense for the Beery #2 property is $20,000 per month, which includes pumping wages, fuel, propane, gloves, grease and miscellaneous expenses.  Assuming a conservative market price of oil of $70 per barrel, the gross revenue from the Beery #2 well is projected to be $525,000 per month (250 barrels per day times 30 days = 7,500 barrels per month, and 7,500 barrels times $70 per barrel = $525,000 in gross production revenue per month.)  After lease operating expenses, mineral and overriding royalties and taxes, we project that there will be an estimated $300,000 per month for the Company’s operating expenses, debt service and cash reserves.

Financial Information, page 33

7.	Please revise your filing to provide year-to-year comparisons for the two-year period presented and the interim periods presented. Please refer to Item 303 of Regulation S-K.

RESPONSE:  We have revised this section of the Registration Statement by providing year-to-year comparisons for the two-year period presented and the interim periods presented.

Material Commitments, page 40

8.
We note your response to comment 15 in our letter dated December 14, 2010 that the variable schedule of payments will be detailed in future agreements.  Please revise your disclosure to provide such information in your filing. With a view toward disclosure, please also tell us how you determined the payment schedule disclosed in your filing, given your response that the payment schedule is not detailed in the agreement.

RESPONSE:   We have revised this section of the Registration Statement to clarify that although we have been granted the exclusive license referenced in this section and have issued 2 million shares of our common stock to Windaus as partial consideration for such license, there is currently only an oral agreement between our Company and Windaus regarding the terms of the payment of $500,000 to Windaus, which is the remaining balance of the consideration for such license.  At this point, and because there is not yet a written definitive agreement regarding the terms and form of payment, a payment schedule is only a possible means of payment.

Directors, Executive Officers, page 42

9.
We note your disclosure that Messrs. D'Arrigo and Nanvaan each worked as a liaison between energy companies and several Native American tribes. Please disclose in what capacity each of them served such a function, and identify the company with which they were each employed.

RESPONSE: We have revised this section of the Registration Statement to disclose that Messrs. D’Arrigo and Nanvaan were independent contractors serving as liaisons for Rockwell Petroleum and ORE, Inc.

10.	We note your disclosure at page 43 that Mr. Ross served as the president and director of a bulletin board company. Please revise your filing to identify the bulletin board company.

RESPONSE: We have revised our disclosure to state that Mr. Ross served as the President and Director of a pink sheet company named Ramoil Management, Ltd.

Involvement in Certain Legal Proceedings, page 43

11.
We note your response to comment 17 in our letter dated December 14, 2010.  Please revise your disclosure to include the amounts Mr. Nanvaan was ordered to pay in respect of pre-judgment interest and civil penalty.

RESPONSE: We have revised this section of the Registration Statement to include the amounts Mr. Nanvaan was ordered pay in respect of pre-judgment interest and civil penalty.

12.
In addition, please revise your disclosure to clarify that Mr. Nanvaan, in particular, was enjoined from future violations of Sections 5(a), 5(c) and 17(a) of the Securities Act and Section 10(b) of the Exchange Act. In your revised disclosure, please reconcile (i) your disclosure that "[w]hile employed by such brokerage firm for such 5 months, Mr. Nanvaan received compensation for normal brokerage commissions by the principals in connection with the principals' criminal actions" with (ii) the fact that Mr. Nanvaan was ordered, among other things, to disgorge $10,000 of "ill-gotten gains" in connection with an action relating to a Section 10(b) violation, an element of which involves knowledge of wrongdoing.

RESPONSE: We have revised our disclosure to expressly state that Mr. Nanvaan was enjoined from future violations of Sections 5(a), 5(c) and 17(a) of the Securities Act and Section 10(b) of the Exchange Act and reconciled our disclosure with respect to the above referenced elements.

Executive Compensation, page 44

Summary Compensation Table, page 44

13.
We have read your response to comment number 18 in our letter dated December 14, 2010, noting that you assigned a value of $0.80 per share to the preferred and common stock granted to your executive officers for their services rendered.  Please tell us the reasons for assigning the same per share value to both classes of stock, as generally preferred stock has certain preferential features that when factored into the valuation would result in a higher per share value than common stock.

RESPONSE:  The same per share value was assigned to both our classes of common stock and preferred stock based on the rationale that since the preferred stock is convertible into common stock on 1 for 1 basis, the same per share value would be applied to both classes of stock.

Certain Relationships and Related Transactions, and Director Independence, page 46

14.
It is unclear from your disclosure what amount or percentage of each royalty interest were sold or transferred. For example, you indicate that NAEG Founders Holding Corporation sold a portion of its royalty interest but also indicate that it currently owns a 5% royalty interest. You also indicate that Messrs. D'Arrigo and Nanvaan earlier formed the company to hold a 5% interest in each of "their" 3% interests.  Please revise your disclosure accordingly.

RESPONSE:  We have revised our disclosure to more clearly explain the situation.
Legal Proceedings, page 47

15.
We note your response to comment 22 in our letter dated December 14, 2010, and reissue the comment.  Please revise your filing to provide a brief description of the factual basis alleged to underlie each cause of action in the complaint. Please refer to Item 103 of Regulation S-K.

RESPONSE:   We have revised our disclosure to provide a brief description of the factual basis alleged by the Plaintiffs.

16.
We note your disclosure that DTC currently has a "global lock" on your shares. Please revise your disclosure here and in your "Business," "Risk Factors" and "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" sections to indicate when the "global lock" was instituted and to describe how this "global lock" affects trading of your shares in the secondary market. In addition, please disclose why this global lock was instituted.

RESPONSE:  We have revised the referenced sections of the Registration Statement to indicate why and when the “global lock” was instituted on our securities and how it affects the trading of our shares in the secondary market.

Signatures

17.	Please ensure that your amendment includes a properly dated signature. In that regard, we note that the signature on this amendment is dated November 15, 2010.

RESPONSE:  We will reflect the proper date with our signatures.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo
Chief Executive Officer